Exhibit 99.1

CORRECTION: Nano Labs Announces Results of Annual General Meeting of Shareholders

HANGZHOU, China, Oct. 25, 2024 (GLOBE NEWSWIRE) -- In the news release “Nano Labs Announces Results of Extraordinary General Meeting of Shareholders,” issued October 23, 2024 by Nano Labs Ltd over GlobeNewswire, we are advised by the company that the final paragraph should be “The Share Consolidation will be effective from 5 P.M. on November 3, 2024, Eastern time. The expected market effective date of the Share Consolidation is November 4, 2024 (as of the opening of business).” The complete, corrected release follows:

Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced the results of the Company’s Annual General Meeting (“AGM”) held at 10 A.M. on October 23, 2024, Beijing time (10 P.M., October 22, 2024, U.S. Eastern time). The proposals submitted for shareholder approval at the AGM have been approved. Specifically, the shareholders have passed the following resolutions:

(1)	to effect a share consolidation of every ten shares with a par value of US$0.0002 each in the Company’s issued and unissued share capital into one share with a par value of US$0.002 (the “Share Consolidation”), so that immediately following the Share Consolidation and the share re-designation, the authorized share capital of the Company shall be US$50,000 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (i) 12,141,093 Class A ordinary shares of par value of US$0.002 each, (ii) 2,858,908 Class B ordinary shares of par value of US$0.002 each, and (iii) 9,999,999 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the Company’s New M&A (as defined below).

(2)	to amend the Company’s memorandum and articles of association currently in effect by the adoption of a new memorandum and articles of association to reflect the Share Consolidation (after the amendment, the “New M&A”); and

(3)	to approve the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

The Share Consolidation will be effective from 5 P.M. on November 3, 2024, Eastern time. The expected market effective date of the Share Consolidation is November 4, 2024 (as of the opening of business).

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Phone: +1-646-932-7242

Email: investors@ascent-ir.com